AFFINITY MEDIA INTERNATIONAL CORP.

May 8, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds
Assistant Director

Re: Affinity Media International Corp.

Amendment No. 2 to Registration Statement on  Form S-1

Filed April 6, 2006
File No. 333-128707

Ladies and Gentlemen:

On behalf of Affinity Media International Corp. (“Affinity” or the “Company”), we are responding to the comments received from your office by letter dated April 26, 2006 with respect to the above-referenced Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the Staff comments) refer to pages of the marked copy of Amendment No. 3 to the Registration Statement, as applicable, which are being filed concurrently and reflect the Company’s responses to your comments.

General

1.
We note your response to our prior comment 1 from our letter of March 24, 2006, and we reissue in part our prior comment We note the disclosure on page 34 of the prospectus that "(a)dditionally, we may decide to acquire a minority interest or interests in one or several operating businesses." Please revise the prospectus to clearly disclose whether the company could only purchase minority equity interests in one or more businesses. Also, in light of this disclosure, provide us with an analysis as to whether Affinity Media International Corp. could be an investment company and subject to the Investment Company Act of 1940.

In the risk factor on page 18, that the company may be deemed an investment company, please revise the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940.

We supplementally inform the Staff that the Company will not acquire a minority interest in any operating business in connection with its initial business combination. We have therefore removed such disclosure from the Registration Statement. In addition, we have modified the referenced risk factor per the Staff’s comment.

2.
We note your response to our prior comment 2 and the revised disclosure throughout the prospectus. Please include a risk factor in regards to the increase of 25% and the effect that the increase may have upon the company's ability to consummate a business combination with a target business or businesses whose fair market value is at least 80% of the company's net assets at the time of such acquisition or advise us why such revision is not necessary.

In response to the Staff’s comments, we have revised the risk factor “If we seek to consummate more than one business combination, we may have problems financing such transaction, and as a result we may only be able to complete a single business combination.”

Summary financial data, page 9. Dilution, page 28, and Capitalization, Page 29

3.
We note your response to our prior comment 8; however we do not see where you have addressed our comment in its entirety. Therefore, we are reissuing our comment in part. We note your response that the holders of the 250,000 shares sold as part of the units in the private placement have waived their rights to distributions upon redemption or liquidation from the funds held in Trust. Accordingly, it would appear that shares subject to possible conversion would be 687,225 based on 24.99% of the 2,750,000 units offered to the Public and the Corresponding conversion value payable would be $4,123,350 based on the conversion price of $6 as you have determined. Please revise your disclosures as appropriate or demonstrate to us why no revision is required. In addition, disclose how the shares subject to possible conversion and the related amounts are determined.

We have modified the disclosure throughout the Registration Statement to indicate that stockholders holding up to approximately 27.26% of the shares purchased in the initial public offering may convert their shares into a portion of the trust fund prior to a business combination. The number of shares subject to conversion (749,700) has not changed. The summary financial data and capitalization table do not include the contingent underwriters fee in the working capital, total assets or stockholders equity amounts and, as such, the Company believes that it would be inappropriate to reflect a potential liability which is not offset by the related asset.  Hence,  the Company has not reflected cash of $720,000 held in trust which will never be available to  it and  it has reflected the amounts that it would be liable for in the event that the maximum amount of shareholders elected to convert with a footnote explaining that the shareholders receive $5.76 per share from the  Company and $.24 per share from  the underwriters’ forfeiture of a portion of the underwriters’ fee which is also held in the trust.   The underwriters are a beneficiary of the trust to the extent of the contingent underwriters fee.   The Company believes it would not be correct to reflect the total amount of the trust as cash since the portion attributable to the underwriters contingent fee will not be available to it nor does  it have a claim to those funds even though they are held in the same trust.  In addition, we have made the requested adjustment in the “Use of Proceeds” table relating to the $720,000 contingent underwriting compensation).

Risk Factors, page 10

4.
We note the risk factor on page 20, “We could be liable for up to the amount of the purchase price of the private placement units ... , “ and the statement that "[t]here is, however, a remote possibility that the private placement could be reversed, that the waiver of rescission may be voidable by the purchasers in the private placement and the consideration received by us in connection therewith may have to be repaid." Please remove the statement "remote possibility" in light of Sec. 14 of the Securities Act. Please revise accordingly similar disclosure in the MD&A section.

In response to the Staff’s comments, we have revised the referenced risk factor and MD&A section.

Use of Proceeds, page 24

5.
Please substantially revise the use of proceeds table to include a section that details all of the expenses and the amounts of each expense related to the identification and structuring of a business combination, such as legal and accounting, payment for administrative services and support, due diligence and working capital. Also include a line item that discloses the total amount of theses expenses. Disclosure that details how these expenses will be funded could be included in the heading, footnotes and/or subsequent disclosure to the table.

In response to the Staff’s comments, we have revised the Use of Proceeds.

6.
We note the statement on page 27 that "[a] pubic stockholder will be entitled to receive funds from the trust (including interest earned on his, her or its portion of the trust fund, less the amount of taxes paid, if any, on interest earned but previously released to us) only in the event of liquidation." Please clearly indicate throughout the prospectus whether public stockholders will be entitled to receive interest earned on their portion of the trust in the event of liquidation and in light of the disclosure that the company will use interest earned on the trust to pay expenses. We also note the disclosure on page 27 that "[i]f that public stockholder were to seek to convert such shares into cash in connection with a business combination ... such public stockholder would only be entitled to receive $6.00 per share." Please clearly disclose throughout the prospectus whether public stockholders seeking conversion would be entitled to receive any interest earned on their portion of the trust. The company may want to consider adding a risk factor regarding the public stockholders' rights to the interest in light of the requirements under Rule 419 that interest earned on the trust is for the sole benefit of the purchasers.

In response to the Staff’s comments, we have revised the referenced disclosure throughout the Registration Statement to clarify that: i) no public stockholder shall have the right to any interest earned on the funds held in trust if they convert prior to a business combination; and ii) public stockholders will only have a right to interest earned on the funds held in trust if the Company liquidates prior to consummating a business combination, and even then, only if any interest remains after payment of taxes and disbursements made to the Company for working capital purposes. We have also modified the third risk factor to clarify this as well.

7.
Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please disclose whether any operating expenses or finders' fees could be paid from the proceeds held in trust upon the release of the funds to the company, if the funds from the net proceeds not held in trust and the interest earned on the trust account were insufficient to cover all operating expenses and fees. Please reconcile this disclosure with the disclosure in the MD&A section.

In response to the Staff’s comments, we have discussed all possible uses of proceeds and reconciled the referenced disclosures in the Use of Proceeds and MD&A sections.

Proposed Business, page 40

Comparison to Offerings of Blank Check Companies, page 49

8.
We note your response to our prior comment 14 and we reissue in part our prior comment. In the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' right to receive interest earned from the funds held in trust. Rule 419(b)(2)(iii) provides that, "Deposited proceeds and interest or dividends thereon, if any, shall be held for the sole benefit of the purchasers of the securities." It appears that the shareholders' right to the interest income from the trust is a separate issue from "Release of funds." Please revise accordingly.

In response to the Staff’s comments, we have revised the referenced disclosure.

Part II

Item 15, Recent Sale of Unregistered Securities

9.
In regards to the company's private placement with Mr. Engel and two non- affiliated investors,  please disclose the section of the Securities Act or the rule of the Commission under which  exemption from registration is claimed and state briefly the facts relied upon to make the  exemption available. See Item 701 of Regulation S-K. Also discuss in this section the possible  impact upon the claimed exemption if the filing of a registration statement is considered general  solicitation.

In response to the Staff’s comments, we have revised the referenced disclosure. The Staff is advised that the Company determined that, for the reasons described below, it would need additional committed funds from insiders as a condition to its IPO. The Company believed that the best course of action would be a proposed private offering by the Company of shares of Common Stock for an aggregate purchase price of up to $1,500,000. One source of such funds would be its CEO, Mr. Engel. Since additional funds were needed, two non-affiliated accredited investors were also involved, Mr. Klapper and Mr. Baker. The Company turned to those individuals, both of whom are accredited investors, because of the long and close relationship that each has had with Mr. Engel, their knowledge of the project by reason of their close association with Mr. Engel and the fact that they had committed to invest in the Company prior to the initial filing of the Registration Statement. The Staff is reminded that the initial filing of the Registration Statement contemplated that such individuals (Messrs. Engel, Klapper and Baker) would purchase warrants in the open market. Due to the changes in the proposed offering and in an effort to structure a trust fund with 100% coverage for the public stockholders of the Company, such individuals simply changed their personal investment from open-market warrant purchases to privately-placed units.

We have been advised that Mr. Klapper and Mr. Baker are each“accredited investors” as defined in Regulation D. Mr. Klapper and Mr. Baker have each known Mr. Engel for several years, both personally and in a business context.

The Company believes that the sale of $1.5 million of Units is exempt from registration under Section 4(2) of the Act and under Regulation D. Each of Mr. Engel, Mr. Klapper and Mr. Baker is an individual who satisfies the definition of an “accredited investor”. As such, the three individuals are financially sophisticated and are not in need of the protection of the registration requirements when they are offered or sold securities. Each individual has experience in investing in companies in the publishing industry, such as the Company, and is able to fend for himself and to assess the economic risk of his purchase, recognizes that this investment involves a high degree of risk and may result in a loss of the entire investment, and has such knowledge and experience in financial and business matters that it can be assumed to be capable of evaluating the merits and risks of his investment in the Company and/or protecting his interests in such an investment. Each also has the requisite investment intent with respect to the purchase. Since the three individuals do not need the protection of registration, they are not harmed by the IPO activity.

You have raised the question of whether the filing of a registration statement is considered a general solicitation so as to make the private placement exemption of Regulation D and Section 4(2) unavailable for this transaction. We recognize that a general solicitation is prohibited to protect the general public who are presumed to be unable to protect and ensure their own interests, which is not the case when dealing with sophisticated accredited investors. We are comfortable that the Company has not intentionally sought to circumvent the registration process or use it to re-direct potential investors to a private offering. The investment by the two unaffiliated accredited investors was a result of their long-standing relationship with Mr. Engel, our CEO, who introduced his friends to the situation and who in turn have expressed interest in providing the Company with necessary capital. No other solicitation efforts were made by the Company. The existence of the Registration Statement did not have any bearing on the non-affiliated accredited investor’s decision to make this investment. As described above, they had agreed to invest funds in open-market purchases of the Company’s warrants and were aware of the offering well in advance of the initial filing of the Registration Statement.

Accordingly, based on the respective business experience and sophistication of the two non-affiliated accredited investors, especially in connection with the publishing industry, we believe that the non-affiliated accredited investors are sophisticated investors and have knowledge and experience in financial and business matters and in the industry in which the Company operates that enable them to evaluate the merits and risks of investing in securities of the Company in connection with the private placement Moreover, each individual indicated an interest in investing in the Company as a direct result of his relationship with Mr. Engel and his own due diligence review of the Company, and not as a result of any general solicitation brought about by the Registration Statement or otherwise by the Company itself. Accordingly, we believe that the filing of the Registration Statement should not adversely affect the availability of the private placement exemption. Of course, if you disagree, we have prominently warned potential investors in the “Risk Factor” section of the prospectus of the risks of rescission.

*****

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (323) 243-0006.

Sincerely,

/s/ Peter H. Engel
Peter H. Engel
Chief Executive Officer